United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 7, 2008
Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com Former name or former address, if changed since last report: Not applicable	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com Former name or former address, if changed since last report: Not applicable	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On May 7, 2008, MGE Energy, Inc. (the Company) issued a press release announcing its first-quarter 2008 earnings. The Company is furnishing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being furnished separately by the Company and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been furnished by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:

Not applicable.

(b)   Pro forma financial information:

Not applicable.

(c)   Shell company transactions:

Not applicable.

(d)   Exhibit(s):

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on May 7, 2008.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: May 7, 2008

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated May 7, 2008

8-K Exhibit No.	Description
99.1	Press release of MGE Energy, Inc., issued on May 7, 2008.

Exhibit 99.1

NEWS

Contact: Steve Kraus, (608) 252-7907

MGE Energy Reports First-Quarter Earnings

Madison, Wis., May 7, 2008—MGE Energy (Nasdaq: MGEE) today reported earnings for the three months ended March 31, 2008, of $13.8 million or 63 cents per share compared to $12.3 million or 59 cents per share for the same period in the prior year.

Earnings from the gas utility increased $1.1 million or 16.5% compared to the first quarter of 2007. The increase is primarily driven by higher retail therm sales of 12.9% during the quarter as a result of colder weather. Heating degree days (a measure for determining the impact of weather during the heating season) were 12.2% higher for the period compared to last year.

Another contributor to earnings for the three months ended March 31, 2008, is an increase in revenues from the recovery of costs related to MGE Energy's construction activities. As a result of the construction activities at Elm Road and the Top of Iowa III wind project, MGE Energy recognized $1.5 million in additional pretax income for the three months ended March 31, 2008, compared to the same period in the prior year. The 29.7 megawatt Top of Iowa III wind project went into production during the first quarter of 2008.

During the three months ended March 31, 2008, electric retail kilowatt-hour sales increased 1.9% from those in the same period in the prior year. The revenue generated from increased sales was offset by higher fuel and purchased power prices during the first quarter. Fuel and purchased power costs increased $2.6 million or 7.5% during the first quarter of 2008 compared to same period in the previous year.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric (MGE), generates and distributes electricity to 136,000 customers in Dane County, Wis., and purchases and distributes natural gas to 140,000 customers in seven south-central and western Wisconsin counties. MGE's roots in the Madison area date back more than 150 years.

MGE Energy Inc.
(In thousands, except per-share amounts)
(Unaudited)

Three Months Ended March 31,	2008	2007
Operating revenue	$189,996	$167,886
Operating income	$24,308	$21,633
Net income	$13,837	$12,302
Earnings per share (basic and diluted)	$0.63	$0.59
Weighted average shares outstanding (basic and diluted)	21,989	21,026